UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-38882

HeadHunter Group PLC

(Translation of registrant’s name into English)

9/10 Godovikova St.

Moscow, 129085, Russia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

On March 7, 2023, HeadHunter Group PLC issued a press release announcing its financial results for the quarter and year ended December 31, 2022, a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

Exhibit No.	Description

99.1	Press Release of HeadHunter Group PLC, dated March 7, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HeadHunter Group PLC

Date: March 7, 2023	By:	/s/ Dmitry Sergienkov
Dmitry Sergienkov
Chief Executive Officer